RWE

File No. 82-4018

January to September

Report on the first three quarters of 2006

- Group operating result 15% up year on year
- Net income improved by 23%
- Net financial debt remains low at €8.6 billion
- Sale of UK water business results in €0.7 billion book gain

At a glance

RWE Group—Key figures		Jan–Sep 2006	Jan–Sep 2005	+/- in %	Jan–Dec 2005
External revenue	€ million	33,976	29,409	15.5	41,819
Germany	€ million	19,792	15,417	28.4	23,038
Outside Germany	€ million	14,184	13,992	1.4	18,781
EBITDA	€ million	6,797	6,147	10.6	8,324
Operating result	€ million	5,361	4,656	15.1	6,201
Income from continuing operations before tax[1]	€ million	3,549	2,918	21.6	3,696
Net income	€ million	2,092	1,697	23.3	2,231
Earnings per share	€	3.72	3.02	23.2	3.97
Cash flows from operating activities	€ million	4,882	4,394	11.1	5,304
Capital expenditure	€ million	2,944	2,327	26.5	4,143
Property, plant and equipment	€ million	2,729	2,168	25.9	3,667
Financial assets	€ million	215	159	35.2	476
Free cash flow[2]	€ million	2,153	2,226	-3.3	1,637
		09/30/06	12/31/05		
Net financial debt	€ million	8,596	11,438	-24.8	
Workforce[3]		76,391	85,928	-11.1	

1 Prior-year figures restated (see comments on pages 14 and 41).
2 Cash flows from operating activities minus capital expenditure on property, plant and equipment.
3 Full time equivalent.

»We are very satisfied with the sale of Thames Water. The book gain exceeded our expectations.«

Dear Investors,

The successful sale of the UK water company Thames Water, which we announced at the end of October, is by far the most significant change to your company this year. We are very satisfied with the outcome. The €0.7 billion book gain exceeded both our expectations as well as those of the market.

The following is a summary of key facts and figures for the first three quarters of the year:

- The operating result improved by 15%. With the exception of the water business, all divisions posted double-digit growth. Due to seasonal and other effects, however, this cannot be extrapolated for the year as a whole.
- Net income recorded a 23% gain, thanks to the good organic development. This increase is again higher than what we expect to achieve by year-end.
- We reduced net financial debt even further. By the end of the third quarter, it totalled €8.6 billion. It is expected to be eliminated by the end of the year, once the sale of Thames Water has been completed.

We expect continued earnings growth for the year as a whole. The full impact of the reduction in electricity and gas grid fees implemented by the German Federal Network Agency (Bundesnetzagentur) will not be felt until next year.

Yours sincerely,

H. J. M. Roels
CEO of RWE AG

Essen, November 2006

RWE share price posts double-digit gain after strong third quarter

Performance of RWE shares compared with the Dax 30 and the Dow Jones STOXX Utilities indices
in %


40
30
20
10
0
-10
12/31/05
03/31/06
06/30/06
09/30/06
11/03/06
RWE common share
RWE preferred share
Dow Jones STOXX Utilities
DAX 30

The first three quarters of 2006 were marked by significant fluctuations in sentiment on stock markets. Following substantial rises in share prices until the middle of April and a subsequent period of weakness, the stock markets turned around in the third quarter, recording considerable gains again. The **DAX 30** closed at 6,004 points on September 29, the last trading day of the month. In the first three quarters of 2006, the German lead index thus posted a gain of 11 %. This matches the performance of the Dow Jones Euro STOXX 50, the most important lead index in the Eurozone. Takeover activity and optimistic economic forecasts were the main factors behind the upswing on the stock market at the beginning of the year. In May and June, however, share prices were adjusted significantly. It was above all the interest rate increases implemented by the US Federal Reserve and the European Central Bank that depressed sentiment. The boom on crude oil markets proved to be a lasting burden, which achieved record prices in the middle of the year as the conflict in Lebanon came to a head, among other things. The cooling of the crisis in the Middle East provided some relief for the situation on the oil markets starting in August. Marginally declining raw material prices and surprisingly good economic data were the basis for another upswing on the stock markets, which continued after the end of the period under review. On November 1, the DAX 30 reached 6,292 points—its preliminary high in more than five years.

Once again, **RWE shares** outperformed the market as a whole. At the end of September, our common stock traded at €72.75. In the first three quarters of 2006, it achieved a total return (i.e., including the dividend) of 19 %. RWE's preferred shares rose to €66.12, corresponding to a total return of 25 %. RWE's share price trend was similar to that of the DAX. The positive outlook for German power prices as well as merger and acquisition activity in the European utility sector bolstered share prices early in the year. In

May and June, RWE shares lost some of their gains. This was triggered by the decrease in wholesale electricity prices in the interim, which was due to the collapse of prices for CO_2 emissions certificates. In addition, risks to earnings from the regulation of the German electricity and gas grid business became increasingly apparent. RWE shares posted strong gains again in the third quarter. This was due to the resurgence of merger and acquisition speculation. In the run-up to the sale of Thames Water on October 16, media rumours about attractive prices bid drove RWE shares to new record highs. The price of our common stock occasionally exceeded €78.

Development of RWE's five-year credit default swap (CDS) compared with the CDS sector index iTraxx Europe Energy
in basis points


40
30
20
10
0
01/01/06
03/31/06
06/30/06
09/30/06
11/03/06
iTraxx Europe Energy
RWE

The consequences of increased M&A activity were also seen on the **bond markets**. This caused the price of credit default swaps (CDSs) to rise, as investors were worried that debt-financed takeovers could have a negative impact on the credit ratings of the companies carrying out the acquisitions. In the second quarter, sentiment on the bond market was characterized by the interest rate increases implemented by the US Federal Reserve and the European Central Bank. This caused fixed-interest bond prices to fall. However, bond markets have recently experienced a return to more robust prices. This was fuelled by speculation on the end of the cycle of increasing US interest rates. RWE euro bonds also benefited from this. At times, they traded at higher prices than in the first half of the year. Moreover, our creditworthiness still enjoys high ratings, as displayed by the development of market prices for hedging RWE credit risk using CDSs. These have recorded a substantial decline since March. On November 2, they were at 12 basis points for the five-year CDS—the lowest level for the year until then. They were thus ten basis points below the level achieved at the end of 2005. In the same period, the iTraxx Europe Energy, the European CDS sector index, fell by seven to 17 basis points. The leading rating agencies also uphold our high credit rating. In July 2006, Moody's and Standard & Poor's confirmed our A1 and A+ ratings, respectively.

By the end of August, we had fully repaid the €0.7 billion in bonds that came due this financial year, without taking any refinancing measures.

Economic environment

Strong economic activity on RWE's core markets

The global economic upturn continued in the third quarter of 2006. Whereas the US economy lost some momentum following the most recent interest rate increases, our European core markets maintained their high growth rates. This was the situation by region:

- In the first three quarters of 2006, the Eurozone's gross domestic product (GDP) was up an estimated 2.5 % on the same period last year. The upswing since the beginning of the year is being supported above all by capital expenditure on property, plant and equipment and exports. In addition, consumer spending was slightly revitalized.

- Germany's estimated growth exceeds 2 %. Domestic demand gained some momentum, due to stronger investment in property, plant and equipment resulting from the positive development of foreign trade and industrial production. The construction sector, which is important for the economy as a whole, showed first signs of recovery following a ten-year downward trend. A modest improvement was also seen in consumption, which has been weak in the recent past.

- The UK economy also displayed dynamic development. GDP in the first three quarters was about 2.5 % up on the comparable figure for 2005. High capacity utilization, good corporate earnings and, above all, investment contributed to the economy's resurgence.

- Economic growth remained strong in the EU member states in Central Eastern Europe. Most of these countries benefit from the fact that they have become more competitive on an international scale. This results in high growth rates primarily in industrial output and exports.

- The US economy cooled following a dynamic start to the year. Low growth in real income and assets has recently dampened consumer sentiment. Another factor was the US Federal Reserve's restrictive monetary policy, which caused consumer loans to become more expensive and corporate refinancing costs to rise. US GDP in the first three quarters of 2006 was 3.4 % higher year on year.

The aforementioned economic conditions in our core regions only had a limited impact on the development of our operating activities. Energy consumption generally shows relatively small reactions to changes in GDP. Economic dynamism is primarily reflected in demand from industrial enterprises. Household energy consumption predominantly depends on weather conditions. Economic cycles have even less of an effect on the water business.

Year-on-year rise in electricity and gas consumption

In the first three quarters, demand for energy on our core European markets was marked by extreme temperatures. Below-average winter temperatures led to a significant increase in demand for energy. Conversely, demand for heating in the summer months, which is commonly low, fell behind the year-earlier level due to unusually high temperatures. On balance, weather-related effects resulted in a marginal rise in household energy demand. Owing to the expanding economy, consumption in the manufacturing industry was up as well. Dampening effects arose from the high level of energy prices.

In Germany, electricity consumption was 1% up on the same period a year earlier. This was due to the industry's positive trend and the added need for heating power. Demand for gas also experienced a rise, posting a gain of about 3%, driven by the weather.

Electricity consumption in the UK also advanced by approximately 1%. The temperature difference between the winters of 2005 and 2006 in the UK was even greater than on the Continent. In the United Kingdom, however, economic developments only had a minimal impact on the increase in demand. Despite the rise in demand for heating energy, natural gas consumption in the UK declined on the whole. The main reason for this was that UK energy companies shifted production to other fuels, in response to the high prices of gas for power generation.

Our Central Eastern European markets saw substantial increases in demand as a result of cold winter temperatures and strong economic activity. Electricity consumption in Slovakia posted a rise of over 3%. Poland and Hungary recorded similar growth rates. Demand for gas posted a somewhat larger increase. In the Czech Republic, consumption was up about 4% on the first three quarters of 2005.

Oil prices show slight decline following record highs in August

The boom on the international fuel markets continued in 2006. Crude oil, in particular, has become much more expensive. In the first three quarters of 2006, a barrel of Brent traded at an average of US$ 67. This is a 25% increase over the corresponding period in 2005 and more than twice as much as the ten-year average. This was because demand was high and spare production capacity in oil-producing countries was relatively low. Furthermore, political unrest in Nigeria, the dispute over Iran's nuclear programme and—above all—warlike activity in Lebanon burdened the markets. At the beginning of August, a barrel of Brent fetched a record price of nearly US$ 79. In the wake of mounting inventories and waning tension in the Middle East, oil prices fell back clearly below the US$ 70 mark in September.

Substantial rise in gas prices

In Continental Europe, gas prices generally track the developments of oil prices by several months. Border prices for natural gas in Central Europe have risen substantially year on year. In the first three quarters, they were an average of 40% above the level in the same period in 2005. This development was reflected in end customer prices as well. In Germany, prices rose by an average of 19% for households and by 29% for industrial clients. In the Czech Republic, an independent regulatory authority is responsible for setting gas prices on a quarterly basis. When doing so, the authority mainly takes into account prices on the international oil market and the relevant exchange rates. In the first three quarters, Czech household customers had to pay an average of 24% more than in the year-earlier period.

In the UK, spot prices on the gas market nearly doubled year on year, partially owing to the weather-induced rise in demand and the impact of high crude oil prices. In addition, the country's largest gas storage facility was temporarily unavailable for technical reasons. The situation on the gas market calmed down as the year progressed. The increase in gas prices was also felt in the end customer business. UK household customers had to pay 31 % more than in the first three quarters of 2005, and major commercial consumers were hit with even larger increases in prices.

Hard coal prices persistently high

Hard coal prices on the Rotterdam spot market picked up again since the beginning of the year. On average, in the first three quarters, they amounted to US$ 63 per metric ton (including freight and insurance to Rotterdam), coming very close to the level achieved in the same period in 2005. Sea freight rates are still high compared to the multi-year average. They were on the decline in early 2006 before commencing another strong climb in July. This reflects the steady demand for raw materials in China and India, among other things. Most recently, sea freight rates for the standard route from South Africa to Rotterdam were US$ 22 per metric ton. Market fundamentals, i.e. moderate payload growth and fleet expansion, however, are likely to provide relief over the long term. BAFA prices, which are relevant for long-term purchasing agreements for electricity generated from German hard coal, are determined by the German Federal Office of Economics and Export Control and amounted to €62 per metric ton of hard coal equivalent in the first half of the year. A similar figure is expected for the third quarter. In the period under review, the BAFA price would thus be slightly down on the price recorded in the same period in 2005 (€65).

CO_2 emissions trading: price collapse in the second quarter

The market for CO_2 emissions allowances experienced substantial price spikes in the first three quarters of 2006. The boom witnessed in 2005 continued at the beginning of the reporting period. The price of certificates for 2006 occasionally reached levels exceeding €30 per metric ton of CO_2. This reflected the high price of power plant gas, among other things. In consequence, UK electricity generators shifted their electricity production to hard coal power plants, which have higher emissions than gas-fired facilities. As a result, market participants were increasingly expecting a shortage of CO_2 certificates available for the first trading period (2005–2007). At the end of April 2006, however, it appeared that the amount of CO_2 emitted by individual countries in 2005 might have been much lower than anticipated. This resulted in the most significant decline in prices since the introduction of the trading scheme. Within a few days, the certificates for 2006 lost more than half of their value. In the following months, prices ranged between €12 and €17 per metric ton of CO_2. Averaged over the first three quarters, certificates traded at €20, compared with €17 in the corresponding period last year.

Development of CO_2 certificate prices in the European emissions trading system
€ per metric ton


30
20
10
0
01/01/05
06/30/05
12/31/05
06/30/06
11/03/06
Certificates for 2006
Certificates for 2008

Source: RWE Trading.

Fuel costs drive electricity prices

The boom on fuel markets and in CO_2 emissions trading marked the development of prices on Europe's electricity exchanges. In addition, extreme weather conditions had an impact on spot trading: Winter temperatures, which were lower than usual, caused power consumption to rise, resulting in higher prices. In July, hot, dry weather led to reduced availability of power plants, resulting in massive price spikes.

Development of wholesale electricity spot prices in Germany
€ per MWh


140
130
120
110
100
90
80
70
60
50
40
30
20
Year traded: 2004
Year traded: 2005
Year traded: 2006
Peak load
Base load

Average monthly figures.
Source: European Energy Exchange (EEX), Leipzig, Germany.

Development of one year forward wholesale electricity prices in Germany
€ per MWh


90
80
70
60
50
40
30
20
Forward for delivery in 2005
Forward for delivery in 2006
Forward for delivery in 2007
Year traded: 2004
Year traded: 2005
Year traded: 2006
Peak load
Base load

Average monthly figures.
Source: RWE Trading.

The aforementioned factors occasionally led to considerable price increases on the European wholesale electricity markets. Prices rose in Germany, too. In spot trading at the European Energy Exchange (EEX) in Leipzig, Germany, base-load contracts were traded at an average of €53 per megawatt hour (MWh) in the first three quarters of 2006. This represented an increase of 28% compared to the same period in 2005. Prices of peak-load electricity rose 39% to an average of €76. German forward contracts also traded far above prices witnessed in the same period last year. Until the end of April, base-load electricity purchases for 2007 temporarily rose above €60 per MWh before the collapse in prices for CO_2 emissions trading certificates caused a considerable cool down. Within a few days, the price paid for 2007 electricity forwards fell below €50, but has since clearly surpassed this level once again.

RWE sells almost all of its production one or several years forward, and thus the development of prices for forward contracts for delivery in 2006 is the main determinant of our current earnings. In the two years prior to delivery (2004 / 2005), these contracts were traded by market participants at an average price of €38 per MWh of base-load power. The corresponding market price for forward contracts for delivery in 2005 was €31, representing an increase of over 20%.

The trend in electricity prices for end consumers and distributors in Germany reflects the rising prices on the wholesale market. Due to the sharp climb in the cost of purchasing electricity and an increase in the burdens stemming from the German Renewable Energy Act, utilities raised their tariffs for all customer segments. In the first three quarters, prices paid by households and small commercial operations were up an average of 4 % over the same period in 2005. Industrial enterprises had to pay 14 % more. For deliveries to this customer group, the share of electricity procurement costs in the total price is especially high.

Development of wholesale electricity spot prices in the UK
£ per MWh


100
90
80
70
60
50
40
30
20
10
Year traded: 2004
Year traded: 2005
Year traded: 2006
— Peak load
— Base load

Average monthly figures.
Source: RWE Trading.

Electricity prices in the UK developed similarly to Germany, but at a generally higher level. In the first three quarters, spot prices for base-load power traded at an average of £ 43 (€ 63) per MWh. This was 34 % more than in the same period last year. Prices of peak-load electricity rose 42 % to £ 55 (€ 80). In addition to weather-related effects and CO_2 prices, high gas prices also had a substantial impact on the price of electricity. This is because in the UK, gas-fired power plants play a much more significant role in the formation of electricity prices than in most countries in Continental Europe. This explains the high level of prices on the UK forward market. In April, purchasers of base-load electricity for 2007 had to pay up to £ 57 (€ 83) per MWh. However, due to the considerable drop in prices on the emissions trading market and the downward trend in gas prices since June, the prices of forward contracts for 2007 fell significantly. They currently trade at £ 41 (€ 61) per MWh (as of November 3, 2006).

RWE sells most of the production from its UK power stations one or two years forward, similarly to the policy it pursues in Germany. Current earnings on the wholesale market thus depend on the historical development of the price of 2006 forwards. In the two years prior to delivery, it averaged £35 (€52) per MWh of base-load electricity. The corresponding figure for 2005 forwards was £24 (€36). This represents an increase of 45%.

The development of UK wholesale trading prices was also reflected in business with end customers. Due to the significant increase in procurement costs, most power suppliers raised their prices. In the first three quarters of 2006, households and small commercial customers paid approximately 22% more on average, compared to the same period of 2005. Price increases for industrial and corporate customers were higher. Nevertheless, one should not assume that suppliers have passed on the full increase in wholesale prices to their customers.

Mounting electricity prices can also be witnessed on our Central Eastern European markets, which do not yet have fully developed wholesale markets. Household customers in Hungary, Poland and Slovakia paid over 5% more year on year.

Development of one year forward wholesale electricity prices in the UK
£ per MWh


70
60
50
40
30
20
10
Forward for delivery in 2005
Forward for delivery in 2006
Forward for delivery in 2007
Year traded: 2004
Year traded: 2005
Year traded: 2006
Peak load
Base load

Average monthly figures.
Source: RWE Trading.

Major events

In the period under review

Regulator approves RWE Westfalen-Weser-Ems' power distribution grid fees

The German Federal Network Agency (Bundesnetzagentur—BNetzA) approved RWE Westfalen-Weser-Ems Verteilnetz GmbH's power grid fees at the end of August. Some 10% of the grid fees applied for were not recognized by the Federal Network Agency. As a result, the grid fees, which previously totalled just under €800 million, were reduced by a double-digit million euro figure. The Federal Network Agency's notice entered into force on September 1, 2006, and remains in effect until the end of 2007. The reductions primarily relate to imputed costs as well as the return on capital employed. However, we do not expect household electricity tariffs to be reduced this year. This is because the approval authority of the state of North Rhine-Westphalia already factored in a decrease of about 8% in grid fees when it approved the electricity tariffs for 2006. Customers are already reaping the benefits this year.

Lifetime extension for Biblis A nuclear power plant applied for

RWE Power filed a request for an extension of the service life of Block A of the Biblis nuclear power station with the German government. Our power plant subsidiary intends to transfer 30 terawatt hours (TWh) to the facility in Biblis from the electricity contingent of RWE's Mülheim-Kärlich nuclear power plant, which is being dismantled. This is possible under the German Nuclear Energy Act, but requires the approval of the Federal Environment and Economics Ministries as well as from the Chancellor's Office. The consensus on nuclear power between the German government and the country's energy utilities led to the shutdown of our Mülheim-Kärlich nuclear power plant. In compensation, RWE received an electricity production contingent of about 107 TWh that is to be transferred to other nuclear power stations. The additional 30 TWh applied for would allow the lifetime of Biblis A to be adjusted to that of Biblis B. We expect that Block B can continue running until the second half of 2011 given that approximately 21 TWh can be transferred from the Mülheim-Kärlich contingent without approval. The continued operation of Biblis A beyond 2008, which would be made possible by the transfer, would not change the total amount of electricity that may be generated by Germany's nuclear power stations pursuant to the consensus.

New company to manage the Group's gas midstream activities

RWE will group its gas midstream operations under a new company. The midstream business encompasses gas wholesaling, transmission and storage. By bundling these activities, we aim to strengthen the Group's competitive position in the gas business. The new company will initially handle gas procurement for RWE Energy's sales operations and RWE Power's power plants as well as the management of gas sales for RWE Dea and assume commercial responsibility for our liquefied natural gas (LNG) activities. In light of the convergence of Europe's gas and electricity markets, we will combine our midstream business with RWE Trading in the long run. The new company, which is yet to be named, is scheduled to take up operations on January 1, 2007. The Managing Board will be chaired by Stefan Judisch, who is currently Managing Director of RWE Trading.

RWE qualifies for inclusion in two renowned sustainability indices

RWE received two major awards in the field of sustainable corporate management and climate protection. In September, we were included in the "Climate Leadership Index" of the Carbon Disclosure Project (CDP) for the first time, receiving "best in class" distinction in the utilities category. The CDP is a group of large institutional investors formed to make corporate CO_2 emissions and climate protection strategies transparent to the capital market. We received special recognition for our plans to build the first large-scale CO_2-free coal-fired power plant. September also saw RWE included in the internationally renowned Dow Jones Sustainability Index (DJSI) for a further year. RWE is the only German utility to have been included in the DJSI without interruption since the Index was initiated in 1999.

After the period under review

Successful sale of Thames Water

On October 16, 2006, we announced the sale of our UK water company Thames Water to Kemble Water Limited, a consortium led by Macquarie's European Infrastructure Funds. The transaction has a value of £8.0 billion based on the price of £4.8 billion and net financial debt of £3.2 billion. Based on the current exchange rate of £0.67 / € (as of November 3, 2006), this corresponds to €11.9 billion. We will achieve a book gain of €0.7 billion. The transaction encompasses Thames Water's UK activities as well as the majority of its international business outside North America. Thames Water's Continental European activities had already been integrated into RWE Energy at the beginning of the 2006 fiscal year. The Supervisory Board of RWE AG approved the sale of Thames Water on October 21. The deal is still subject to antitrust clearance. We expect to be able to complete the transaction in December. We intend to sell the North American water business on a US stock exchange. The transaction is subject to approval from 13 of the 29 US states in which American Water is active. Four of the US states have given us the go-ahead. We expect to conduct the public offering next year.

German Federal Network Agency approves RWE Westfalen-Weser-Ems' gas distribution grid fees

At the beginning of October, the German Federal Network Agency (Bundesnetzagentur—BNetzA) approved RWE Westfalen-Weser-Ems Verteilnetz GmbH's gas grid fees. Nearly 26% of the fees for which approval was sought were not recognized. This will result in a double-digit million reduction in the approximately €160 million in fees achieved so far. The cuts made by the Federal Network Agency primarily relate to imputed costs as well as the return on capital employed. The new grid fees entered into force on October 1, 2006, and will remain valid until March 31, 2008. The price reduction ordered by the Federal Network Agency will be fully passed through to customers. However, the decline in grid fees is contrasted by the increase in gas procurement costs. Since these two effects offset each other, gas prices paid by RWE Westfalen-Weser-Ems' 400,000 household customers will remain stable this year. We expect further grid fee approvals to be issued in the weeks ahead.

RWE sells Harpen AG's real estate business

At the end of October, we concluded an agreement to sell Harpen's real estate business. The buyer is a bidding consortium consisting of asset managers Whitehall Funds and Cerberus. The divestment will reduce revenue by about €40 million. The parties agreed not to disclose the price. Since it spun off its energy division in May this year, Harpen had been focussing on the real estate business, which is not one of our core activities. Harpen's former distributed energy supply business now belongs to the newly founded RWE Key Account Contracting GmbH, a subsidiary of RWE Energy; the renewables-based power generation business was integrated into RWE Power.

RWE involves German municipalities in planned large-scale power plant

RWE will cooperate more closely with municipal utilities in the field of electricity generation. For the first time, we are affording our municipal customers an opportunity to acquire stakes in a hard coal power station, which has already been planned, via a joint company. A decision on the site of the 1,500 MW dual-block unit is yet to be taken. The 26 municipal utilities involved will have a total of 350 MW in capacity at their disposal. Construction supervision and plant operations will be handled by RWE. The full agreement on the investment project is to be signed in 2007.

Unplanned outage of the Biblis nuclear power plant

The Biblis A and B nuclear power plant blocks will likely remain offline for several months. During an inspection of Block A in October, we discovered that the installation of screw anchors for plant components was faulty. A detailed check revealed that Biblis B is also affected. We thus took this block offline as well. Work on remedying these faults will probably take until after the end of 2006. The overall impact on earnings cannot be fully quantified at present.

Changes in the Executive Board of RWE AG

The Nomination Committee of the Supervisory Board of RWE AG will propose to the Supervisory Board at its meeting on December 13, 2006, that Dr. Rolf Pohlig (53) be appointed to the Executive Board as of January 1, 2007. Subject to the approval of the Supervisory Board, Dr. Pohlig will succeed Dr. Klaus Sturany (60) as Chief Financial Officer effective May 1, 2007. Dr. Pohlig's most recent position was that of Executive Vice President of E.ON AG, mainly responsible for mergers and acquisitions. Klaus Sturany will retire on April 30, 2007.

The Nomination Committee will also propose to the Supervisory Board that Dr. Ulrich Jobs (53) be appointed to the Executive Board of RWE AG as of April 1, 2007. Subject to Supervisory Board approval, Dr. Jobs will succeed Jan Zilius (60) as Executive Vice President of RWE AG and Chief Executive Officer of RWE Power AG effective May 1, 2007. Jobs is currently the CEO of RWE Transgas. Jan Zilius will retire on April 30, 2007.

Notes on reporting

Our reporting for 2006 is affected by non-operating one-off effects resulting from changes in accounting standards, reclassification, and divestments:

- According to IAS 32, a contract that contains an obligation for the RWE Group to purchase its own shares gives rise to a liability. In line with the development of international accounting practice, this rule also applies to forward purchases of minority interests and put options, which were granted to minority shareholders of RWE Energy's German regional companies in the past. These minority interests had to be reclassified from equity to liabilities this fiscal year, in order to state the potential purchase price obligations. In addition, goodwill was capitalized in the amount of the difference between the present value of the liabilities and the carrying amount of the minority interests. In the income statement, the financial result decreases in favour of the minority interest; net income remains unchanged. Prior-year figures were restated because this accounting policy is retroactive. Detailed explanations on this issue can be found on page 41 in the notes.

- We adjusted our reporting for the water business effective January 1, 2006. We now refer to the former 'RWE Thames Water Division' as the 'Water Division.' We stopped assigning American Water to UK-based RWE Thames Water, because we are selling these activities separately. We assigned German-based RWE Aqua, including its minority interest in Berliner Wasserbetriebe, to the RWE Energy Division. We sold our water activities in Chile, the United Arab Emirates, and Spain in the period under review. As of September 30, the divestment of our equity interests in China and Indonesia was still pending. Therefore, we stated these companies under the item 'Assets / liabilities held for sale.' New rules mandated by International Financial Reporting Standards (IFRS) also required us to restate our water operations in Izmit (Turkey). At the beginning of the year, we started recognizing them as leasing activities instead of as operating activities. Therefore, they are no longer included in revenue, EBITDA, the operating result, or net debt.

- We transferred Harpen AG's distributed energy supply activities to the RWE Energy Division with retroactive effect as of January 1, 2006. These activities have been managed by the newly founded RWE Key Account Contracting GmbH since May.

Business performance

Electricity production January–September Billion kWh	RWE Power[1]		RWE npower		RWE Group[2]	
	2006	2005	2006	2005	2006	2005
In-house generation	138.7	136.5	27.1	24.3	168.3	162.8
Lignite	52.9	57.5	–	–	52.9	57.5
Nuclear	39.0	35.3	–	–	39.0	35.3
Hard coal	36.8	31.9	15.5	12.5	52.9	45.0
Gas	6.3	7.7	10.5	11.2	17.7	19.7
Hydro, oil, other	3.7	4.1	1.1	0.6	5.8	5.3
Electricity purchased from third parties	–	–	17.4[3]	17.0[3]	73.9	71.7
Total	**138.7**	**136.5**	**44.5**	**41.3**	**242.2**	**234.5**

1 Figures for in-house generation include electricity procured from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. In the first three quarters of 2006, they break down into 22.6 billion kWh (hard coal) and 1.9 billion kWh (hydro, oil, other).
2 Including generation and electricity purchases of RWE Energy's regional companies.
3 Electricity purchased by RWE npower largely via RWE Trading.

Power generation up 3%

In the first three quarters of the year, the RWE Group produced 168.3 billion kilowatt hours (kWh) of electricity—3% more than in the same period in 2005. In-house generation and power purchases combined for 242.2 billion kWh in total electricity production.

RWE Power generated 138.7 billion kWh of electricity, accounting for 82% of total in-house generation. This includes electricity from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. RWE Power generated 2% more electricity than in the same period last year. Due to the favourable market environment, we stepped up the use of hard coal power plants. In addition, in the first three quarters, we benefited from the improved availability of our nuclear power plants. However, we expect significant production shortfalls in the fourth quarter. This is due to unplanned outages at the Biblis site (see page 13). In the period being reviewed, we produced less electricity from lignite, among other things due to planned downtime for maintenance. Furthermore, production outages occurred primarily owing to a fire at our site in Niederaussem. Electricity generation by our gas power plants was also down on the year-earlier level.

RWE npower generated 27.1 billion kWh of electricity—up 12% year on year. Generation from hard coal recorded a steep rise: we had a higher capacity utilization level in light of the improved profit margins. In contrast, the hard coal blocks in Aberthaw and Tilbury were taken offline for certain periods due to transformer damage. RWE npower's oil-fired power plants also saw increased utilization compared with 2005, due to improved margins. Conversely, we produced less electricity from gas in the UK. This was partially because of unplanned outages at the sites in Didcot and Little Barford. Another factor was that the high level of gas prices cut into profit margins. The acquisition of the 420 MW gas-fired power station in Great Yarmouth in November 2005 had a positive effect on total production.

RWE Energy made a small contribution of 2.5 billion kWh to total power produced. This output is largely attributable to the German regional companies.

Gas production rises by one-third—oil production down

RWE Dea, the upstream company subsumed under the RWE Power Division, produced 2,071 million m^3 of gas—31 % more than a year earlier. One contributing factor was that we began production in a UK North Sea gas field in September 2005. German production rose as well. In the winter, we sold significant amounts of gas on the spot market, in addition to the quantities ensured via long-term agreements, in order to cover the weather-induced increase in demand. Our German production in the summer was up year on year as well. Conversely, oil production was down 12 % to 3,011,000 m^3, among other things due to a scheduled interruption of production in a Norwegian oilfield. In addition, production was naturally reduced as existing reserves were depleted. In contrast, we stepped up production in the German North Sea. This was made possible by the installation of a pipeline connecting the Mittelplate oil platform with the mainland, eliminating the need for oil to be shipped.

External electricity sales volume January - September Billion kWh	RWE Power		RWE Energy		RWE npower		RWE Group	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Private and commercial customers	0.3	0.4	28.2	28.3	16.2	16.0	44.8	44.8
Industrial and corporate customers	1.7	5.9	43.8	45.8	25.8	22.7	71.3	74.4
Distributors	10.2	9.6	42.1	37.9	-	0.1	52.3	47.6
Electricity trading	61.0	53.8	-	-	-	-	61.0	53.8
Total	**73.2**	**69.7**	**114.1**	**112.0**	**42.0**	**38.8**	**229.4**	**220.6**

Electricity sales volume advances by 4 %

In the first three quarters of 2006, we supplied 229.4 billion kWh of electricity to outside customers. Group electricity sales are typically somewhat lower than the total amount of power produced and purchased. This is due to grid losses as well as in-house consumption by lignite production and hydro-storage power plants. Electricity sales volumes were up 4 % year on year. All of the divisions active in the energy business posted gains.

External electricity sales achieved by RWE Power totalled 73.2 billion kWh and were thus 5 % higher than in the same period last year, reflecting the rise in power production. Most of the electricity sales (61.0 billion kWh) are attributable to RWE Trading's sales of in-house generation on the wholesale market, which do not include sales from trading with purchased electricity.

RWE Energy posted a 2 % rise in electricity sales to 114.1 billion kWh. This growth stems exclusively from the grid business. As customers switched providers in the wake of liberalization in Hungary, we sold less electricity in that country.

RWE npower sold 42.0 billion kWh of electricity. This represents an 8 % rise compared with the same period last year.

External gas sales volume January – September Billion kWh	RWE Power		RWE Energy		RWE npower		RWE Group	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Private and commercial customers	–	–	50.9	49.5	28.0	26.2	78.9	75.7
Industrial and corporate customers	4.2	2.4	81.5	72.6	5.7	5.7	91.4	80.7
Distributors	13.6	11.9	78.1	77.7	–	–	91.7	89.6
Total	**17.8**	**14.3**	**210.5**	**199.8**	**33.7**	**31.9**	**262.0**	**246.0**

Gas sales volume up 7 % year on year, due to temperature effects

In the first three quarters of 2006, the RWE Group sold 262.0 billion kWh of gas. This represents an increase of 7 % over the figure for the corresponding period in 2005. One of the reasons for this was the rise in demand for heating gas since the winter was colder than usual.

Gas sales achieved by RWE Power largely correspond to the quantities produced by RWE Dea, which were sold to distributors and end customers. In addition, small amounts of gas were sold by RWE Trading. Gas sales volumes posted by the RWE Power Division advanced by 24 % to 17.8 billion kWh. This reflects the increase in gas production at RWE Dea.

RWE Energy sold 210.5 billion kWh of gas. The company thus exceeded the level achieved a year earlier by 5 %. This is largely because we supply a combined cycle gas turbine plant in Antwerp, Belgium, which was commissioned in August 2005. In addition, demand for gas was up owing to the weather. Another contributing factor was that we enlarged our customer base in the Dutch gas market.

RWE npower's gas sales rose by 6 % to 33.7 billion kWh. The cold winter weather also played a role here. Moreover, we acquired new private household customers, which enabled us to grow sales correspondingly.

External revenue € million	**Jan–Sep 2006**	Jan–Sep 2005	+/– in %	Jan–Dec 2005
RWE Power	**5,280**	**4,895**	**7.9**	**6,832**
Power Generation*	3,981	3,778	5.4	5,254
RWE Dea	1,299	1,117	16.3	1,578
RWE Energy	**19,969**	**17,170**	**16.3**	**24,318**
German regions	11,888	10,539	12.8	14,838
International regions	3,541	2,770	27.8	4,077
Electricity & Gas Transmission	3,628	2,449	48.1	3,502
RWE Solutions	737	1,274	–42.2	1,707
Other, consolidation	175	138	26.8	194
RWE npower	**5,607**	**4,262**	**31.6**	**6,382**
Water Division	**3,067**	**3,023**	**1.5**	**4,210**
Regulated UK business	1,509	1,404	7.5	1,905
North America	1,318	1,272	3.6	1,799
Other markets	240	347	–30.8	506
Other, consolidation	**53**	**59**	**–10.2**	**77**
RWE Group	**33,976**	**29,409**	**15.5**	**41,819**
Electricity revenue	19,042	15,726	21.1	22,238
Direct electricity tax	716	684	4.7	971

* Including RWE Trading.

Revenue jumps 16 %

In the first three quarters of 2006, the RWE Group generated €34.0 billion in external revenue. This represents an increase of 16 % over the figure for the corresponding period in 2005. We posted gains in all divisions. An additional driver to higher electricity, gas and water tariffs was the increased volume in the gas business. The rise was slightly curtailed by deconsolidations. The single largest effect was the sale of the Dutch-based coal trading company SSM Coal as of November 30, 2005 (–€618 million). Changes in the US dollar and pound Sterling-to-euro exchange rate in the first three quarters did not have a significant effect (–€13 million). The average dollar-to-euro exchange rate in the first three quarters was US$ 1.25 / €. US currency was thus a little more expensive than in the same period in 2005 (US$ 1.26 / €). The pound Sterling lost ground to the euro, albeit marginally. The exchange rate was £ 0.69 / € (first three quarters of 2005: £ 0.68 / €).

Organically, i. e. net of one-off effects and changes in foreign exchange rates, the RWE Group posted a 19 % increase in external revenue.

The following is an overview of the development of revenue by division:

External revenue posted by **RWE Power** improved by 8 % to €5,280 million. Revenue achieved by our Power Generation Business Unit (including RWE Trading) increased by 5 %. This was due to the development of wholesale electricity prices. Counteracting one-off effects stemmed from the deconsolidation of SSM Coal, among other things. In addition, we transferred Harpen AG's distributed energy supply business to RWE Energy (-€119 million). Net of these one-off effects, revenue achieved by our power generation business was up 31 %. Revenue recorded by the RWE Dea Business Unit rose 16 % year on year, primarily due to the increase in oil and gas prices. Higher gas production also contributed to this growth.

External revenue recorded by **RWE Energy** rose 16 % to €20.0 billion. The division's electricity revenue was 12 % up year on year. This was largely because higher procurement costs were passed through to industrial and corporate customers. Furthermore, our German regional companies lifted general tariffs for households and small commercial enterprises as of January 1, 2006. However, the price increases approved by the federal states were usually far lower than what had been applied for. So far, Süwag Energie AG has not been granted approval to raise its tariffs. In the German transmission grid business, the rise in sales volumes from electricity fed into the grid from combined heat and power generation plants led to an increase in revenue. Our gas activities made an even larger contribution to the rise in revenue than the electricity business. Gas revenue generated by RWE Energy was 48 % higher year on year. The growth was primarily due to price increases implemented to pass through higher procurement costs to our customers. This was because prices set in our gas purchasing and supply agreements are linked to oil prices. In addition to price-related effects, revenue growth was driven by the positive development of sales.

RWE npower grew external revenue by 32 % to €5,607 million. Electricity revenue rose from €3,165 million to €4,486 million, and gas revenue increased from €800 million to €1,054 million. Due to the rise in procurement costs, our UK energy company lifted electricity and gas tariffs as of January 1 and April 1, 2006. Moreover, we experienced positive volume effects from the acquisition of new customers. The cold winter weather was an additional factor. This enabled RWE npower to sell far more heating gas.

External revenue generated by the **Water Division** amounted to €3,067 million, slightly exceeding the year-earlier level. Net of non-operating effects from currency exchange rates, changes in accounting policies and divestments, revenue was up 5 %. This mainly resulted from water tariff increases in the regulated UK business. American Water posted a 2 % rise in organic terms. This growth was also predominantly due to tariff increases approved by regulators. The acquisition of new projects also contributed to the rise in revenue.

EBITDA € million	Jan–Sep 2006	Jan–Sep 2005	+/– in %	Jan–Dec 2005
RWE Power	**2,718**	**2,145**	**26.7**	**2,800**
Power Generation*	2,137	1,715	24.6	2,158
RWE Dea	581	430	35.1	642
RWE Energy	**2,425**	**2,346**	**3.4**	**3,142**
German regions	1,457	1,444	0.9	1,954
International regions	371	341	8.8	476
Electricity & Gas Transmission	753	493	52.7	621
RWE Solutions	-1	42	-102.4	132
Other, consolidation	-155	26	–	-41
RWE npower	**471**	**389**	**21.1**	**561**
Water Division	**1,391**	**1,479**	**-5.9**	**2,045**
Regulated UK business	799	787	1.5	1,102
North America	549	557	-1.4	744
Other markets	43	135	-68.1	199
Other, consolidation	**-208**	**-212**	**1.9**	**-224**
RWE Group	**6,797**	**6,147**	**10.6**	**8,324**

* Including RWE Trading.

Operating result € million	Jan–Sep 2006	Jan–Sep 2005	+/– in %	Jan–Dec 2005
RWE Power	**2,284**	**1,676**	**36.3**	**2,112**
Power Generation*	1,822	1,364	33.6	1,667
RWE Dea	462	312	48.1	445
RWE Energy	**2,063**	**1,871**	**10.3**	**2,507**
German regions	1,238	1,199	3.3	1,609
International regions	310	260	19.2	381
Electricity & Gas Transmission	617	373	65.4	452
RWE Solutions	-11	18	-161.1	113
Other, consolidation	-91	21	–	-48
RWE npower	**379**	**303**	**25.1**	**437**
Water Division	**874**	**1,017**	**-14.1**	**1,416**
Regulated UK business	475	477	-0.4	687
North America	351	373	-5.9	491
Other markets	48	167	-71.3	238
Other, consolidation	**-239**	**-211**	**-13.3**	**-271**
RWE Group	**5,361**	**4,656**	**15.1**	**6,201**

* Including RWE Trading.

Double-digit year-on-year rise in operating result and EBITDA

The RWE Group continued to improve its earnings. EBITDA climbed 11 % to €6,797 million. The operating result rose 15 % to €5,361 million. However, we expect to see much lower growth rates for the full year (see page 30 et seq.). On balance, consolidation, accounting and currency effects only had a slight impact on the development of earnings.

The following is an overview of our operating result by division:

In the first three quarters of 2006, **RWE Power** achieved an operating result of €2,284 million. This figure was 36 % up year on year. The following is a breakdown of the operating result by business unit:

- Power Generation (including RWE Trading): This business unit recorded a strong, 34 % increase. However, due to burdens resulting from the current power plant outages in Biblis, among other things, this growth cannot be extrapolated for the year as a whole. The key factor to success in the power generation business is price increases on the wholesale market. In addition, we benefited from gains in sales volumes. But we also saw a rise in procurement costs. Increased fuel costs had an effect of about €80 million compared with the corresponding period last year. Purchases of CO_2 emissions certificates caused costs to rise by some €70 million. Furthermore, we incurred higher costs for staff and power station maintenance. RWE Trading's operating result was much lower than the unusually high level achieved in the same period a year earlier.

- RWE Dea: The continuing price boom on the oil and gas markets led to a clear improvement in the operating result recorded by our upstream activities. RWE Dea achieved a rise of 48 %. The increase in gas production also played a role. Burdens stemmed primarily from the rise in royalties and exploration costs.

RWE Energy improved its operating result by 10 % to €2,063 million. Contributing factors were the inclusion of RWE Aqua and of Harpen's distributed energy supply business. Net of all non-operating effects, the operating result posted a 5 % gain, in part owing to cost reductions and sales increases. Furthermore, margins improved in the Czech gas business. The improvement in the operating result cannot be extrapolated for the full year. This is because the introduction of German grid regulation will not have a tangible impact on our earnings until the fourth quarter. The following is a breakdown of the operating result by business unit:

- German regions: RWE Energy's German regional companies closed the first three quarters with an operating result that was 3 % higher than in the same period last year. They benefited from cost reductions and efficiency enhancements. However, personnel costs increased, primarily due to wage adjustments.

- International regions: The operating result of our Continental European sales business outside Germany improved by 19 %. The marked gain is partially due to the Czech regional distributors, which also sold more gas due to weather-related effects. Moreover, the Czech regulator approved higher tariffs. Profit margin improvements in the Dutch gas business also contributed to the growth in earnings.

- Electricity & Gas Transmission: This business unit oversees our German extra-high-voltage power grid, our German gas transmission grid, and Czech-based RWE Transgas' gas transmission and gas trading operations. This unit also includes two new companies: RWE Key Account GmbH, to which we transferred RWE Solutions' key account business effective April 1, 2005, and RWE Key Account Contracting GmbH, including Harpen's former distributed energy supply business. The operating result stated for 'Electricity & Gas Transmission' was up 65%. This is predominantly a result of the fact that the Czech regulator approved higher margins for RWE Transgas in its business with regional distributors. This offset burdens stemming from the previous year, which had not yet been reflected in 2005 prices.

- RWE Solutions, which has now been sold, closed the reporting period with an operating loss of €11 million. We deconsolidated this group of companies in the third quarter of 2006.

The operating result earned by **RWE npower** rose 25% to €379 million. However, the considerable rise cannot be extrapolated for the year as a whole, because RWE npower's earnings trend is subject to fluctuation over the course of the year. The strong improvement in the first three quarters came from the power plant business, which benefited from the higher wholesale prices. In addition, we generated much higher income from the short-term management of our purchase and sales positions. This earnings effect will probably be lower for the year as a whole. Burdens arose from unplanned power plant outages. Margins are coming under increasing pressure in the end customer business, RWE npower's second mainstay. This is primarily due to the rise in electricity and gas purchase prices. In addition, there was a one-off effect from the first quarter: Due to the cold winter and the large number of newly acquired customers, we had to purchase additional gas on the UK spot market, which experienced especially pronounced price spikes due to capacity bottlenecks. RWE npower was unable to fully pass on to its customers higher electricity and gas purchase costs.

The operating result recorded by the **Water Division** decreased by 14% to €874 million. This was mainly due to non-operating special items predominantly relating to the transfer of RWE Aqua to RWE Energy and the change in the statement of the Turkish water business (see page 14). Net of accounting, currency and consolidation effects, the operating result declined by 8%. In organic terms, our regulated UK water business closed the reporting period roughly on par with the year-earlier level. The operating result achieved by American Water slipped 7% organically, despite the increase in tariffs and positive volume-related effects. This is due to the increase in the cost of energy and materials as well as the additional expense incurred for improving customer service. Furthermore, depreciation rose in line with American Water's investing activity. American Water has not yet received regulatory relief on these investments, but they will be taken into account in future applications.

Net income improved by 23%

The reconciliation to net income is characterized by the positive operating performance. This is countered by additional burdens in the non-operating result.

Non-operating result € million	**Jan–Sep 2006**	Jan–Sep 2005	+/– € million	Jan–Dec 2005
Capital gains	403	346	57	326
Impairment losses	–	–55	55	–814
Restructuring, other	–621	–397	–224	–200
Non-operating result	**–218**	**–106**	**–112**	**–688**

The **non-operating result** declined by €112 million to -€218 million. Changes break down as follows:

- Capital gains advanced by €57 million to €403 million. A contributing factor was the sale of our 25% stake in oil producer KazGerMunai in Kazakhstan. The sale of shares in the technology division of uranium enricher Urenco also resulted in a book gain.
- No impairment losses were recognized in the period under review. The figure recorded a year earlier reflected a burden of €55 million attributable to the water activities outside RWE's core regions.
- The result stated under 'Restructuring, other' decreased by €224 million to -€621 million. We built provisions, some of which were accrued in connection with old-age part-time arrangements at RWE Power and minor sales of equity interests. In addition, costs were incurred in preparation for the sale of RWE Thames Water and the planned public offering of American Water. Income from the change in nuclear provisions was cut in half, from €209 million to €105 million. We amortized RWE npower's customer base by €245 million (first three quarters of 2005: €246 million).

Financial result € million	**Jan–Sep 2006**	Jan–Sep 2005	+/- in %	Jan–Dec 2005
Interest income	1,463	905	61.7	1,208
Interest expenses	-2,144	-1,597	-34.3	-2,193
Net interest	**-681**	**-692**	**1.6**	**-985**
Interest accretion to non-current provisions	-873	-926	5.7	-1,238
Other financial result*	-40	-14	-185.7	406
Financial result*	**-1,594**	**-1,632**	**2.3**	**-1,817**

* Prior-year figures restated (see comments on pages 14 and 41).

The **financial result** improved by €38 million to -€1,594 million. This was in part due to net interest. The effect felt here was that we repaid financings used by subsidiaries and replaced them with lower-cost refinancings. However, we also incurred additional expenses owing to the rise in short-term market interest rates. The rise in the financial result also stems from the decrease in the interest accretion to non-current provisions. This was due to the fact that we reduced the discount factors for our provisions at the end of 2005.

Our continuing operations generated income before tax amounting to €3,549 million. This represents a 22% rise compared with the same period last year. Our effective tax rate increased slightly to 38%.

Income from continuing operations after tax rose 19% to €2,191 million. Income of €16 million was recorded from discontinued operations, resulting from a supplementary payment by Remondis for the purchase of our environmental business. The minority interest decreased from €150 million to €115 million.

Net income generated by the RWE Group amounted to €2,092 million. This represents an increase of 23% on the first three quarters of 2005. Accordingly, earnings per share rose from €3.02 to €3.72.

Reconciliation to net income		Jan–Sep 2006	Jan–Sep 2005	+/– in %	Jan–Dec 2005
Operating result	€ million	**5,361**	**4,656**	**15.1**	**6,201**
Non-operating result	€ million	-218	-106	-105.7	-688
Financial result[1]	€ million	-1,594	-1,632	2.3	-1,817
Income from continuing operations before tax[1]	€ million	**3,549**	**2,918**	**21.6**	**3,696**
Taxes on income	€ million	-1,358	-1,071	-26.8	-1,221
Income from continuing operations[1]	€ million	**2,191**	**1,847**	**18.6**	**2,475**
Income from discontinued operations	€ million	16	–	–	-20
Income[1]	€ million	**2,207**	**1,847**	**19.5**	**2,455**
Minority interest[1]	€ million	115	150	-23.3	224
Net income[2]	€ million	**2,092**	**1,697**	**23.3**	**2,231**
Earnings per share	€	**3.72**	**3.02**	**23.2**	**3.97**
Effective tax rate[1]	%	**38**	**37**	**2.7**	**33**

1 Prior-year figures restated (see comments on pages 14 and 41).
2 RWE shareholders' share in income.

Cost-cutting programmes: overall goal for 2006 will be achieved

Annual cost reduction € million	2003	2004	2005	2006	Total
Reorganization		150	160	190	500
Acquisition synergies	60	30	50	40	180
Total	**60**	**180**	**210**	**230**	**680**

We intend to reduce annual costs by €680 million within the scope of two programmes which will be completed by the end of 2006:

- The first programme with a targeted volume of €500 million encompasses measures linked to the reorganization of the RWE Group, which was initiated in 2003. The main areas of focus are the German energy business, the water business, and our IT operations. By the end of 2005, savings of €310 million had been realized.

- The second programme, launched in 2002, capitalized on synergies from the large-scale acquisitions made in the past. Targeted savings total €180 million. €100 million of this sum was allocable to the combining of the back office functions of our UK-based companies RWE npower and RWE Thames Water. We intend to achieve €80 million in savings at our Czech gas companies. By December 31, 2005, we had already realized a total of €140 million in synergies through these projects.

We had thus already realized €450 million in savings at the beginning of this financial year. We will fully realize the remaining €230 million despite the sale of our UK and US water businesses. Lost synergy potential will be compensated for by additional cost-cutting measures. In the first three quarters of 2006, we decreased our costs by an additional €180 million.

Capital expenditure on property, plant and equipment: 26% growth

In the first three quarters, capital spending amounted to €2,944 million—27% up on the same period in 2005. Capital expenditure on property, plant and equipment rose by 26% to €2,729 million. The largest increase was recorded by RWE Power. One highlight is the construction of a 2,100 MW dual-block lignite-fired power plant with optimized plant technology at the site in Neurath, Germany, which began in January. In addition, more funds were spent on the expansion of gas production in the UK and Egypt. RWE npower also increased capital expenditure on property, plant and equipment considerably. The focal point of RWE npower's capex programme consists of retrofitting the hard coal power plant in Aberthaw with a flue gas desulphurization unit. The Water Division stepped up investment in the infrastructure in Greater London and in our North American supply areas. RWE Energy spent less on property, plant and equipment than in the same period last year. However, we expect that the figure for the full twelve months will be higher than in 2005. Here, the focus lies on the grid business. At €215 million, the RWE Group's spending on financial assets remained low. The largest portion was spent to increase the stakes held in the Hungarian and Czech gas activities in connection with an asset swap with E.ON. In turn, we shed our minority interests in Hungarian-based DDGÁZ and two Czech gas distributors.

Capital expenditure € million	**Jan–Sep 2006**	Jan–Sep 2005	+/- € million	Jan–Dec 2005
Capital expenditure on property, plant and equipment*				
RWE Power	869	558	311	842
RWE Dea	306	195	111	290
RWE Energy	488	566	-78	1,064
RWE npower	211	126	85	315
Water Division	1,132	896	236	1,388
North America	395	306	89	520
Other, consolidation	29	22	7	58
Total	**2,729**	**2,168**	**561**	**3,667**
Capital expenditure on financial assets				
RWE Power	–	–	–	–
RWE Energy	278	95	183	174
RWE npower	11	1	10	227
Water Division	4	17	-13	17
North America	–	–	–	–
Other, consolidation	-78	46	-124	58
Total	**215**	**159**	**56**	**476**
Total capital expenditure	**2,944**	**2,327**	**617**	**4,143**

* Property, plant and equipment and intangible assets.

Cash flow statement—Key figures

In the first three quarters of 2006, cash flows from operating activities amounted to €4,882 million. This was €488 million, or 11%, up year on year, predominantly due to the positive earnings trend. However, counteracting effects were felt from working capital. Additions caused by the reduction in working capital were lower than in the same period last year. Capital expenditure was €2,318 million higher than proceeds from disposals of non-current assets and companies. Cash flows from financing activities totalled -€77 million. This is the amount by which debt repayments and dividend payments exceeded new financial debt.

Free cash flow is calculated by subtracting capital expenditure on property, plant and equipment from cash flows from operating activities. Free cash flow decreased by €73 million to €2,153 million, despite the higher level of cash flows from operating activities. This was because capital expenditure on property, plant and equipment was up by €561 million.

Cash flow statement[1] € million	**Jan–Sep 2006**	Jan–Sep 2005	+/- in %	Jan–Dec 2005
Cash flows from operating activities	4,882	4,394	11.1	5,304
Change in working capital[2]	336	766	-56.1	204
Cash flows from investing activities	-2,318	-2,110	-9.9	-2,049
Cash flows from financing activities	-77	-1,641	95.3	-3,384
Effect of changes in currency exchange rates and other changes in value on cash and cash equivalents	33	31	6.5	34
Total net changes in cash and cash equivalents	2,520	674	273.9	-95
Cash flows from operating activities	4,882	4,394	11.1	5,304
Minus capital expenditure on property, plant and equipment and intangible assets	-2,729	-2,168	-25.9	-3,667
Free cash flow	**2,153**	**2,226**	**-3.3**	**1,637**

1 Figures only relate to continuing operations. Please turn to page 38 for the complete cash flow statement.
2 Prior-year figures restated (see comments on pages 14 and 41).

Net financial debt reduced to €8.6 billion

Since the beginning of the year, we reduced net financial debt by €2,842 million to €8,596 million, despite making €1.2 billion in dividend payments. This development was mainly supported by the high level of free cash flow. Furthermore, we received €1,069 million in proceeds from divestments. Net financial liabilities of €412 million were eliminated as a result of deconsolidations. Changes in accounting policies in accordance with IFRS reduced our net financial debt by €246 million, while currency effects decreased them by another €300 million. Financial derivatives, which we use to hedge our liabilities against currency effects, had a market value of €1.1 billion as of September 30, 2006. Derivatives, however, are not taken into account in net financial debt.

Net financial debt € million	**09/30/06**	12/31/05	+/- in %
Cash and cash equivalents	3,951	1,431	176.1
Marketable securities	11,825	11,356	4.1
Other financial assets	4,324	3,603	20.0
Gross financial assets	**20,100**	**16,390**	**22.6**
Bonds, notes payable, bank debt and commercial paper	26,594	24,982	6.5
Other financial debt	2,102	2,846	-26.1
Gross financial debt	**28,696**	**27,828**	**3.1**
Net financial debt	**8,596**	**11,438**	**-24.8**

Employee headcount posts 2% growth net of consolidations

As of September 30, 2006, the RWE Group employed 76,391 people (full time equivalent), 50% of whom (38,482) worked outside Germany. The workforce decreased by 9,537 employees, or 11%, vis-à-vis December 31, 2005. On balance, 11,209 employees left the Group as a result of acquisitions and divestitures. Most of this was due to the sale of RWE Solutions. Net of consolidation effects, the employee headcount increased by 1,672, or 2%. The labour force working in Germany was up by 329 employees, or 1%, net of consolidation effects.

Workforce*	**09/30/06**	12/31/05	+/- in %
RWE Power	18,537	18,702	-0.9
RWE Energy	28,542	37,598	-24.1
RWE npower	11,075	10,125	9.4
Water Division	15,034	16,306	-7.8
Other	3,203	3,197	0.2
RWE Group	**76,391**	**85,928**	**-11.1**

* Full time equivalent (1FTE = 1 full-time position).

Research and development: focus on emissions reduction

Spending on research and development (R&D) amounted to €45 million in the first three quarters of 2006—much more than the amount spent in the same period in 2005. One of our most important projects is the construction of a lignite pre-drying facility at the site in Niederaussem, Germany, which we began in January. We expect that this will lead to efficiency improvements in the generation of electricity from lignite of up to four percentage points.

As efficiency enhancements and emissions reductions in fossil-fuelled power stations play an important role in ensuring a balanced energy mix, these two aspects continue to be main areas of focus in our R&D activities. We are developing methods for capturing carbon dioxide in the power plant process working closely with our partners in plant construction and the chemical industry. We plan to commission the world's first large-scale, CO_2-free coal power plant in 2014. We will combine coal gasification with CO_2 separation and generate electricity in combined-cycle gas turbines downstream of this. In parallel, we are working on a method to separate CO_2 from flue gas, which will enable us to reduce emissions lastingly by retrofitting existing power plants with this technology. Initial field tests are scheduled to be carried out at our lignite-fired power stations as pilot projects from 2008 onwards and in the form of demonstration facilities from 2010 onwards. Furthermore, we are developing techniques within the scope of in-house projects and research consortiums that will enable the safe storage of carbon dioxide in deep rock formations. As the capture of CO_2 necessarily results in a loss of efficiency, in parallel with this research, we are also exploring new possibilities of improving plant efficiency. The aforementioned construction of a pilot facility for lignite pre-drying prior to combustion serves this purpose. Moreover, we are pushing forward with our development work on the '700-degree power station' which—similarly to lignite pre-drying—may allow for an increase of up to four percentage points in plant efficiency.

Distributed power generation is another field of RWE's R&D work. Our research and development activities also focus on renewable energy sources. One example of this is our plan to construct a 700 kW biomass-fired plant in Neurath, Germany. Within the scope of this project, we are exploring ways to optimize the technology and logistics involved, as well as the cultivation of plants used in the power generation process.

Outlook for 2006

Economic research institutes forecast good economic data

Despite the dampening influences of higher interest rates, economic forecasts for the full year are optimistic. Leading economic research institutes anticipate that growth rates posted by the world economy will be marginally higher than in 2005. In Germany, our largest market, the real gross domestic product (GDP) is expected to increase by 2.3 %, more than doubling the growth displayed in 2005. This is anticipated to be driven by higher investment in plant, machinery and construction as well as a slight resurgence in consumption. However, the rise in demand will also partially be based on the advance effect of the value-added tax increase planned in Germany for 2007. The upturn currently witnessed in the UK is likely to continue, primarily thanks to the favourable investment climate. Economists forecast real growth of 2.7 %. Their prognosis for EU member states in Central Eastern Europe is even more favourable. Real GDP in some of these economies might expand by more than 5 %. However, government savings measures passed in Hungary in the middle of the year are likely to curtail growth. Prognoses for the US have worsened somewhat, above all due to higher interest rates and weaker consumer spending. Nevertheless, economic research institutes forecast that 2006 growth adjusted for prices will exceed 3 %.

Fuel costs persistently high

No end to the boom on the world's energy markets is in sight. Oil prices are still far above the multi-year average, although prices recently showed a decline. The price of a barrel of Brent is currently about US$ 60 (as of November 3, 2006). In light of the continued tightness of production and refining capacity as well as persistent geopolitical risks, considerable price reductions seem unlikely. Gas prices will reflect this development, as they track oil prices. Hard coal prices have been experiencing an upswing since the end of 2005. Therefore, we expect purchasing costs to remain high. A metric ton of hard coal currently trades for about US$ 68 on the Rotterdam spot market (including freight and insurance to Rotterdam). We expect the price of European CO_2 emissions allowances to remain moderate. Certificates for 2006 recently traded at around €10 per metric ton of CO_2. If this level is maintained through the end of the year, the average price for 2006 would be roughly on par with level recorded in 2005 (€18).

Prices on the electricity markets remain high

Due to the persistently high fuel prices and continued tightness of generation capacity on Europe's largest energy markets, electricity prices will remain high, at least over the medium term. Emissions trading will contribute to this, although the price of CO_2 certificates has been low as of late. We have sold forward almost all our generation for the current fiscal year. We have also already sold forward nearly all of our German power plants' 2007 generation, and over 60 % of our German 2008 production.

Reclassification on Thames Water due to its sale

The sale of Thames Water, which we expect to complete in December (see page 12), will have a considerable impact on our figures for 2006 as a whole. The income statement will disclose all of the income after tax from the sale of Thames Water, including the book gain on the divestment, as "income from discontinued operations." Therefore, the company will no longer be included in revenue, EBITDA, the operating result, non-operating result, financial result, or taxes on income. Prior-year figures will be adjusted in accordance with IFRS. However, Thames Water is still taken into account in the cash flow statement, including capital expenditure.

Year-on-year increase in Group revenue expected

We expect revenue, excluding Thames Water, to be 5% to 10% higher than in 2005. This and the following prognoses are based on assumed exchange rates of US$ 1.25 / € and £ 0.70 / € in 2006. The expected growth in revenue will result from increases in the price of electricity, gas and water that have been made in order to pass through increasing procurement costs and capital expenditure on infrastructure to our customers. In addition, the gas business will benefit from its higher sales volume partially owing to the cold winter weather. Deconsolidations will have a counteracting effect—above all those of RWE Solutions and SSM Coal. This will eliminate about €2 billion in revenue.

Further rise in earnings expected

The prognosis we published in February 2006 is still valid for the development of both EBITDA and the operating result. We expect EBITDA to post a single-digit percent increase even without Thames Water's 2005 and 2006 figures. The operating result is expected to post a slightly stronger rise. As before, we anticipate that it will grow by 5% to 10%. The current power plant outages at Biblis will impose a burden on the operating result. But this will be contrasted by the countereffect of the reclassification of Thames Water to discontinued operations.

Earnings trend by division:

We expect **RWE Power** to close 2006 with a marked improvement in its operating result. We anticipate double-digit percent growth. The earnings improvement will largely be driven by the Power Generation Business Unit (including RWE Trading). The significant rise in wholesale prices is the main factor. However, there will be adverse effects here as well: In addition to the aforementioned power plant outages, the higher cost of fuel, staff and power station maintenance will dampen the rise in earnings. In addition, as expected, RWE Trading will not be able to match the high level of earnings achieved in 2005. We anticipate that the RWE Dea Business Unit will record a double-digit year-on-year gain in its operating result. This is due to persistently high oil and gas prices. We expect burdens on earnings to arise from higher royalties and increased exploration costs. In addition, we anticipate that oil production will be lower.

We now believe that **RWE Energy** will be able to maintain the level of earnings recorded in 2005. Expected burdens from German grid regulation will be felt later than anticipated.

We expect the operating result recorded by **RWE npower** to close the fiscal year up on the last one. The basis for this is a marked improvement in the earnings situation of the UK power plant business, as we are increasingly benefiting from higher wholesale electricity prices. However, RWE npower had already sold forward part of its current electricity production at markedly lower prices in previous years. We will not be able to fully compensate for the additional cost caused by the rise in fuel prices or for CO_2 emissions certificates for that output. In addition, power plant outages have had a negative effect. Margins in the UK sales business are increasingly coming under pressure. Although our market share is developing positively, we have not yet been able to fully pass on the considerable rise in gas procurement costs to our customers. Due to the temperature-driven rise in sales and higher customer figures, the increase in gas prices will have an especially strong effect on procurement costs this year. Furthermore, we expect additional expenses to arise from the energy savings measures in UK households, which energy companies are obliged to promote by the government.

Without Thames Water's 2005 and 2006 figures, the operating result generated by the **Water Division** will be lower than in 2005. The spin-out of RWE Aqua will also have an effect. Net of currency effects, we anticipate that the operating result achieved by American Water will decrease by a single-digit percentage. Our regulated North American water activities will see positive effects from tariff increases, contrasted by much higher operating costs, including higher energy prices.

Net income: significant increase due to book gain on sale of Thames Water

We expect net income generated by the RWE Group to exceed the level achieved in 2005, owing to the good organic development. Our last forecast saw an increase in the order of 10%. The sale of Thames Water will cause this growth to be much higher. This will be driven by the €0.7 billion book gain, leading to an increase of over 40% in net income. We still see risks arising from the introduction of grid regulation in Germany. The first provisions for countermeasures on the cost side have already been included in our forecast. Since we will not be able to quantify the full impact of regulation until the end of the year, we cannot decide on the extent of these measures or the provisions required for this until we prepare the financial statements for the year.

Our previous forecast envisioned that recurrent net income, which is adjusted for one-off effects and is the yardstick for determining the dividend, would rise by between 10% and 20%. Due to the current power plant outages at Biblis, we now expect recurrent net income to come in at the lower end of this range. The sale of Thames Water does not affect this prognosis, since recurrent net income does not include the book gain, but Thames Water's net income will be included until the company has been deconsolidated.

Subject to the aforementioned regulatory risks, we anticipate that our non-operating result for fiscal 2006 will be negative, but to a lesser extent than in 2005. We are issuing this forecast under the assumption that no major impairment losses will be recognized in 2006. Income from the change in nuclear provisions is expected to be much lower. We must also take into account the costs incurred for American Water's planned public offering. In addition, the first set of restructuring provisions for grid regulation mentioned previously will have an effect.

We anticipate that the financial result will be lower than in 2005, as book gains from the sale of securities will be lower than last year. In 2005, they were unusually high.

Higher capital expenditure on property, plant and equipment

We expect that we will clearly step up capital expenditure on property, plant and equipment this year. The greatest rise is planned for RWE Power's German power plant business. The construction of a dual lignite block in Neurath is the main project. Furthermore, this year, we will commence preparatory work for the 1,500 MW hard coal power plant in Hamm. More funds will be spent on our oil and gas production activities as well. RWE Energy is expected to marginally increase its capex budget, mainly for investments in the grid. RWE npower will modernize and enlarge its power plant portfolio, which will draw more spending than in 2005. The Water Division will also expand its investment budget over 2005. In sum, we expect that capital expenditure on property, plant and equipment will be between €4.5 billion and €4.8 billion (including Thames Water). Without Thames Water, total capex will fall in the range from €3.4 billion to €3.7 billion.

Sale of Thames Water will result in positive net financial position

Through the sale of Thames Water, we expect to have a positive net financial position in the order of €3 billion at year-end. Without this transaction, we would have about €9 billion in net financial debt.

Employee headcount: decrease due to the sale of companies

In the year underway, the workforce will shrink significantly, above all due to the sale of Thames Water and RWE Solutions. We expect the employee headcount to total just under 70,000 at the end of the year. Without the divestitures, the Group's staff would expand.

Research and development: rise in spending on environmentally friendly power generation

We increased our R&D budget for the fiscal year underway to about €70 million and will raise it significantly again after 2006. This sum does not yet include the planned construction of the CO_2-free power plant. We are stepping up our measures to improve efficiency and reduce emissions in electricity production (see page 28). Developing climate-friendly technologies is one of our top priorities. Distributed power generation is another field of RWE's R&D work. We also intend to make inroads in the usage of biomass. Renewables-based energy is one of the pillars of RWE's climate-friendly energy policy.

Risk management

Continuous early detection and standardized recording, evaluation, control and monitoring of risks are handled by the RWE Group using a groupwide risk management system. We strive to obtain information on risks and their financial impact as early as possible in order to counter them with suitable measures.

We evaluate risks according to their damage potential and probability of occurrence and aggregate them at the business unit, divisional and Group levels. Here, a risk's damage potential is defined against reference variables, i.e. the operating result and equity of the business unit concerned or the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk-control initiatives can be developed for the business units concerned.

The following is an overview of major risks and opportunities:

- **Changes in the price of commodities:** Certain risks and opportunities are inherent in our production operations, and above all in our electricity generation business. The latter is significantly influenced by the development of market prices for electricity, fossil fuels—especially hard coal and gas—as well as by the development of the price of CO_2 certificates. A risk arises, e.g., if rising commodity prices cannot be passed on by increasing electricity prices. Opportunities stem from the widening of the spread between electricity prices and prices for fossil fuels. In addition to production, sales operations are also exposed to risks. Such risks arise, e.g., as a result of unexpected fluctuations in demand owing to changes in temperature. Our price risks on purchasing and sales markets are determined using special evaluation models, while taking current forward prices and expected price volatility into account. Among other things, we use financial derivatives to mitigate risks associated with sales and procurement. Additional risks and opportunities arise from our oil and gas production operations. Unexpected disadvantageous changes in price in this area are also mitigated through the strategic use of derivative hedges.

  Our electricity and gas businesses face the price and sales risks as well as marketing opportunities resulting from the deregulation of Europe's electricity and gas markets. We address these risks with differentiated pricing strategies and appropriate marketing policies as well as with effective measures to cut costs.

  Our trading activities are principally designed to mitigate earnings risks stemming from price fluctuations on energy markets. In this context, our trading division functions as a central platform for hedging commodity price risks throughout the RWE Group. This enables us to create a stable basis of planning for our company. In addition, we conclude trades in order to take strategic advantage of price changes to a limited extent. This leads to risks from unexpected price fluctuations as well as credit risks in the event that trading partners fail to fulfil their contractual obligations. The RWE Group's integrated trading and risk management system is firmly aligned with best practice as applied to the trading business. Specific benchmarks for price risks are established on a daily basis. The RWE AG Risk Committee sets risk limits that are continuously monitored. Among other things, we use the value-at-risk (VaR) method to quantify price risks associated with energy trading.

- **Operating risks:** We operate technologically complex and interconnected production plants all along our value chain. Uninsured damage to our lignite mining equipment, production plants, or power plant components can occur. Risks associated with possible outages caused by the ageing of components in our power stations will increase. Our grid business is exposed to the risk of facilities being destroyed by force majeure such as severe weather conditions. We address the aforementioned operating risks through high safety standards as well as regular audit, maintenance and servicing work. As appropriate, insurance policies also limit possible effects of damage.

- **Changes in prices in the finance sector:** Within the scope of our operations, we are also exposed to currency, interest-rate and share-price fluctuation risks. Due to our international presence, currency risk management is very important. The pound Sterling and US dollar are our major non-euro currencies. RWE conducts sizeable operations in these currency zones. Furthermore, fuel prices are quoted in these currencies. Group companies outside the Eurozone are generally obliged to hedge all local currency risks via the Group's holding company, RWE AG. The parent company determines the net financial position for each currency and hedges it with external market partners if necessary. Risks are quantified using the VaR method. The Executive Board of RWE AG has established a system that limits risks. At the end of September 2006, the VaR for RWE AG's foreign currency position was €0.1 million. This and all VaR figures mentioned hereinafter are based on a confidence interval of 95%. Furthermore, a holding period of one day was assumed for each position or security. Interest rate management is also ascribed significant importance. Our interest-rate risk primarily stems from our financial debt and interest-bearing assets. Risks arise whenever the interest curve rises or falls. Negative changes in value caused by unexpected interest-rate movements are hedged with non-derivative and derivative financial transactions. As of September 30, 2006, the VaR from interest obligations connected to our financial debt and associated hedges was €32.2 million. The VaR from interest-bearing assets including hedges amounted to €27.0 million. We are also exposed to risks and opportunities when investing in stocks. At the end of September, the VaR for share price risks was €26.4 million. Opportunities and risks from changes in the value of securities are controlled by a professional fund management system.

- **Credit risks:** Most of the credit transactions performed by our finance and trading departments are with banks and business partners of good credit standing. We mitigate credit risks for both activities by placing limits on transactions and—if necessary—requesting cash collateral. In addition, we conclude credit insurance policies and bank guarantees. Credit risks are monitored daily for trading transactions and weekly for finance transactions.

  In our sales business, we are exposed to credit risks due to the possibility that customers may fail to meet their financial obligations. We mitigate this risk by subjecting our customer portfolio to a regular creditworthiness check in compliance with our credit risk guidelines.

- **Regulatory risks:** The RWE Group's exposure to the constant change in the political, legal and social environment in which it does business can be expected to have an impact on earnings. Lignite and hard coal power plants account for a significant portion of our electricity generation portfolio. This represents a risk due to the EU-wide CO_2 emissions trading system. Risks can arise from changes made to the allocation rules and national emissions budgets for the second trading period (2008–2012) with corresponding effects on the price of CO_2 certificates. Therefore, CO_2 price risk management is an integral component of our centralized risk management system. We intend to continue reducing specific CO_2 emissions and make our overall portfolio more flexible by investing in power plants in the future.

  At present, we see our German electricity and gas grids subjected to substantial risks from regulatory intervention. However, there is still some uncertainty as regards the extent of the impact from regulation.

- **Legal risks:** RWE Group companies are involved in litigations and arbitration proceedings connected with their operations. However, we do not expect any major negative repercussions from these proceedings for the RWE Group's economic or financial position. Additionally, companies belonging to the RWE Energy Division are directly involved in various administrative and regulatory procedures (including approval procedures) or are directly affected by their results.

  Raw materials production and power generation activities might be curtailed by risks arising from approval processes for our opencast mines and nuclear power plants. We prepare our applications for approval with great care and ensure that approval processes are handled competently in order to prevent such risks from arising.

  Outside shareholders initiated several legal proceedings to examine the appropriateness of the conversion ratios and the amount of cash paid in compensation in connection with company restructurings pursuant to German company law. We are convinced that the conversion ratios and cash compensation calculated on the basis of expert opinions and verified by independent auditing firms are adequate and will stand up to scrutiny in court.

We have included additional information on our risk management in our 2005 annual report.

Forward-looking statements. This report contains forward-looking statements with respect to future events related to the RWE Group and its companies as well as economic and political developments. These statements are assessments that we have made based on information currently available to us. In the event that the underlying assumptions prove incorrect or additional risks materialize, actual results may vary materially from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

*Consolidated Income Statement of the RWE Group**

€ million	**Jul–Sep 2006**	Jul–Sep 2005	**Jan–Sep 2006**	Jan–Sep 2005
Revenue (including natural gas tax / electricity tax)	**9,645**	**8,682**	**33,976**	**29,409**
Natural gas tax / electricity tax	-252	-261	-1,012	-932
Revenue	**9,393**	**8,421**	**32,964**	**28,477**
Changes in finished goods and work in progress / other own work capitalized	13	43	294	279
Cost of materials	-5,201	-4,531	-19,927	-16,641
Staff costs	-1,355	-1,371	-3,836	-3,965
Depreciation, amortization, and impairment losses	-702	-779	-2,138	-2,170
Other operating result	-1,172	-835	-3,012	-1,937
Income from operating activities of continuing operations	**976**	**948**	**4,345**	**4,043**
Income from investments accounted for using the equity method	167	76	397	272
Other income from investments	345	78	401	235
Financial income	758	581	2,323	1,644
Finance costs	-1,360	-1,161	-3,917	-3,276
Income from continuing operations before tax	**886**	**522**	**3,549**	**2,918**
Taxes on income	-445	-230	-1,358	-1,071
Income from continuing operations	**441**	**292**	**2,191**	**1,847**
Income from discontinued operations	-	-	16	-
Income	**441**	**292**	**2,207**	**1,847**
Minority interest	-8	-22	-115	-150
Net income / income attributable to RWE AG shareholders	**433**	**270**	**2,092**	**1,697**
Basic and diluted earnings per common and preferred share in €	**0.77**	**0.48**	**3.72**	**3.02**
of which: from continuing operations in €	(0.77)	(0.48)	(3.69)	(3.02)
of which: from discontinued operations in €	(0.00)	(0.00)	(0.03)	(0.00)

* Prior-year figures restated.

Consolidated Balance Sheet of the RWE Group*

Assets € million	09/30/06	12/31/05
Non-current assets		
Intangible assets	18,070	18,551
Property, plant and equipment	35,710	36,089
Investment property	463	476
Investments accounted for using the equity method	2,422	2,617
Other non-current financial assets	1,812	1,842
Accounts receivable and other assets	8,243	8,315
Deferred taxes	3,873	3,790
	70,593	**71,680**
Current assets		
Inventories	2,649	2,257
Trade accounts receivable	6,650	8,325
Accounts receivable and other assets	11,903	14,543
Marketable securities	10,835	10,344
Cash and cash equivalents	3,951	1,431
Assets held for sale	142	878
	36,130	**37,778**
	106,723	**109,458**

Equity and Liabilities € million	09/30/06	12/31/05
Equity		
RWE Group interest	11,971	11,431
Minority interest	587	926
	12,558	**12,357**
Non-current liabilities		
Provisions	28,096	28,064
Financial liabilities	22,388	21,458
Other liabilities	9,748	10,670
Deferred taxes	5,092	4,873
	65,324	**65,065**
Current liabilities		
Provisions	5,228	4,784
Financial liabilities	6,257	5,994
Trade accounts payable	6,381	7,497
Liabilities held for sale	167	533
Other liabilities	10,808	13,228
	28,841	**32,036**
	106,723	**109,458**

* Prior-year figures restated.

*Consolidated Cash Flow Statement of the RWE Group**

€ million	Jan–Sep 2006	Jan–Sep 2005
Income from continuing operations	2,191	1,847
Depreciation, amortization, impairment losses, write-backs	2,139	2,203
Changes in provisions	385	-145
Deferred taxes / non-cash income and expenses / income from disposal of non-current assets and marketable securities	-169	-277
Changes in working capital	336	766
Cash flows from operating activities of continuing operations	**4,882**	**4,394**
Capital expenditure on non-current assets	-2,942	-2,327
Proceeds from sale of assets	940	516
Changes in securities and cash investments	-316	-299
Cash flows from investing activities of continuing operations	**-2,318**	**-2,110**
Cash flows from financing activities of continuing operations	**-77**	**-1,641**
Net cash change in cash and cash equivalents of continuing operations	2,487	643
Effects of foreign exchange rates and other changes in value	33	31
Total net changes in cash and cash equivalents	**2,520**	**674**
Cash and cash equivalents at beginning of reporting period	1,431	1,526
Cash and cash equivalents at end of reporting period	**3,951**	**2,200**
Financial assets at beginning of reporting period	16,390	14,998
Financial assets at end of reporting period	**20,100**	**17,766**
Gross financial liabilities at beginning of reporting period	27,828	27,383
Gross financial liabilities at end of reporting period	**28,696**	**28,611**
Net financial debt at beginning of reporting period	11,438	12,385
Net financial debt at end of reporting period	**8,596**	**10,845**

* Prior-year figures restated.

*Consolidated Statement of Changes in Equity of the RWE Group**

€ million	RWE Group interest	Minority interest	Total
Balance at 12/31/04	**9,581**	**874**	**10,455**
Dividends paid	-844	-144	-988
Other comprehensive income / other	727	3	730
Income	1,697	150	1,847
Balance at 09/30/05	**11,161**	**883**	**12,044**
Balance at 12/31/05	**11,431**	**926**	**12,357**
Dividends paid	-984	-126	-1,110
Other comprehensive income / other	-568	-328	-896
Income	2,092	115	2,207
Balance at 09/30/06	**11,971**	**587**	**12,558**

* Prior-year figures restated.

Notes

Accounting policies

The interim report for the period ended September 30, 2006, was prepared in accordance with the International Financial Reporting Standards (IFRSs).

With the exception of the new and revised rules described below, this interim report was prepared using the accounting policies applied in the consolidated financial statements for fiscal 2005. For further information, please see the consolidated financial statements for the period ended December 31, 2005, which provide the basis for this interim report. In line with IAS 34, the scope of reporting for the presentation of the consolidated financial statements of RWE AG for the period ended September 30, 2006, was condensed compared with the scope applied to the consolidated financial statements for the full year.

The interest rates as per December 31, 2005, have been used for pension provisions, provisions for nuclear waste disposal, and provisions for mining.

Changes in accounting policies

The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) have approved a number of changes to the existing IFRSs and adopted several new Standards and Interpretations, which became effective as of January 1, 2006. The RWE Group is applying the following Standards and Interpretations in fiscal 2006 for the first time:

IFRS 6 "Exploration for and Evaluation of Mineral Resources": IFRS 6 includes rules for accounting for expenditures related to the exploration and evaluation of minerals, oil, natural gas, and similar finite resources before the technical feasibility and commercial viability of extracting the resource can be demonstrated. IFRS 6 does not mandate an accounting policy specific to exploration and evaluation expenses. Instead, it sets forth the basic conditions under which the company preparing the accounts selects an accounting method. Furthermore, IFRS 6 prescribes that impairment tests pursuant to IAS 36 be carried out on exploration and evaluation assets. The first-time application of IFRS 6 did not have a material impact on the RWE Group's consolidated financial statements.

IAS 19 Amendment (2004) "Actuarial Gains and Losses, Group Plans and Disclosures": With the change to IAS 19 "Employee Benefits," the IASB also allows for the accounting of actuarial gains and losses in equity, without an effect on the income statement. RWE has opted not to use this method for the time being. In addition, further information on pension commitments in the notes will become necessary in the future. With the exception of additional information in the notes, first-time application of the new version of IAS 19 does not have an impact on the RWE Group's consolidated financial statements.

IAS 32 "Financial Instruments: Disclosure and Presentation": According to IAS 32, a contract that contains an obligation for an entity to purchase its own equity instruments gives rise to a financial liability for the present value of the redemption amount. This also applies if the obligation to purchase is conditional on the counterparty exercising a right to redeem regardless of the probability of exercise.

In line with the development of international accounting practice, RWE is also applying this rule since January 1, 2006, analogously to forward purchases of minority interests and to put options owned by minority shareholders. Certain minority interests are thus now presented as other liabilities. The difference between the agreed purchase price and / or the agreed exercise price and the carrying amount of the minority interest is recognized as contingent consideration that depends on future events, in line with the rules for the accounting of business combinations pursuant to IAS 22 and IFRS 3.

Prior-year figures were retrospectively restated. As of January 1, 2005, this resulted in additional other liabilities of €2,082 million (of which €749 million were non-current), additional goodwill of €1,444 million, a reduction in advance payments made of €100 million and a reduction in equity of €738 million. The last of these amounts primarily includes the retirement of minority interest (€663 million) and goodwill amortization (€121 million) which we had to recognize by the end of fiscal 2003. In the income statement, the minority interest's share in income decreased by €100 million in the first three quarters of 2005 and by €132 million in fiscal 2005. This is contrasted by an increase in finance costs by the same amount.

In the first three quarters of 2006, the purchase liabilities, which are measured at their present value declined. This resulted in a €166 million adjustment to goodwill, without an effect on income.

Furthermore, various amendments to **IAS 39** became effective for the first time. These amendments relate to the option to classify financial instruments as "financial assets or financial liabilities recognized at fair value through profit and loss," to the recognition of cash flow hedges for hedging currency risks associated with forecast transactions that have a high probability of occurrence within a group, and to the recognition of financial guarantees issued, which will fall under the scope of IAS 39 in the future. The first-time application of these amendments does not have any material impact on the RWE Group's consolidated financial statements.

IFRIC 4 "Determining Whether an Arrangement Contains a Lease": IFRIC 4 contains criteria for identifying lease elements in arrangements which are not formally referred to as leases. Contractual elements that meet IFRIC 4 criteria must be accounted for as leases in accordance with IAS 17. The first-time application of this Interpretation had the impact described in the review of operations, which is not material for the RWE Group's consolidated financial statements.

IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds": IFRIC 5 governs the accounting for claims and obligations arising in connection with funds accrued for the decommissioning of plants and similar obligations. The first-time application of this Interpretation does not have an impact on the RWE Group's consolidated financial statements.

IFRIC 6 "Liabilities Arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment": This Interpretation governs the accounting for provisions related to disposal liabilities stemming from the European Union's Directive on Waste Electrical and Electronic Equipment. The first-time application of this Interpretation does not have an impact on the RWE Group's consolidated financial statements.

New accounting policies

The IASB and IFRIC have adopted further standards and interpretations, which are not yet effective in the 2006 financial year. These IFRSs can only be applied if they are endorsed by the EU. This is still pending for some standards at present. The possible impact of the first-time application of the standards described below on the consolidated financial statements of the RWE Group is currently being examined.

IFRS 7 "Financial Instruments: Disclosures": IFRS 7 combines and expands disclosures of financial instruments previously required under IAS 32 and those previously required under IAS 30 only for banks and similar financial institutions. IFRS 7 will be effective across all sectors in the future. As part of the development of IFRS 7, IAS 1 was amended to add requirements for disclosures about capital management. IFRS 7 and the amendment to IAS 1 become effective for the first time for fiscal years that start on January 1, 2007, or thereafter. With the exception of additional information in the notes, the first-time application of IFRS 7 does not have a material impact on the RWE Group's consolidated financial statements.

IFRIC 7 "Applying the Restatement Approach under IAS 29 'Financial Reporting in Hyperinflationary Economies'": IFRIC 7 clarifies certain issues related to the application of IAS 29 for cases in which the country, the currency of which is the functional currency of the reporting enterprise, becomes a hyperinflationary country. This Interpretation becomes effective for the first time for fiscal years starting on March 1, 2006, or thereafter. The first-time application of IFRIC 7 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 8 "Scope of IFRS 2": IFRIC 8 clarifies the applicability of IFRS 2 "Share-based Payment" to agreements, in which the company preparing the accounts makes share-based payments for apparently nil or inadequate consideration. This Interpretation becomes effective for the first time for fiscal years starting on May 1, 2006, or thereafter. The first-time application of IFRIC 8 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 9 "Reassessment of Embedded Derivatives": IFRIC 9 addresses whether a contract must be assessed only upon inception of the contract or whether the contract must be assessed throughout the life of the contract if there is an embedded derivative as per IAS 39 „Financial Instruments: Recognition and Measurement". This Interpretation becomes effective for the first time for fiscal years starting on June 1, 2006, or thereafter. The first-time application of IFRIC 9 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 10 "Interim Financial Reporting and Impairment": IFRIC 10 applies to the interaction of the regulations of IAS 34 on Interim Financial Reporting and the regulations of IAS 36 and IAS 39 on the reversal of impairment losses with regard to certain assets. The Interpretation makes it clear that impairments of assets recognized in interim reports may not be reversed in the annual financial statements. This Interpretation becomes effective for the first time for fiscal years starting on November 1, 2006, or thereafter. The first-time application of IFRIC 10 is not expected to have a material impact on the RWE Group's consolidated financial statements.

Scope of consolidation

In addition to RWE AG, the consolidated financial statements contain all material German and foreign companies which RWE controls directly or indirectly. Principal associates are accounted for using the equity method.

The scope of consolidation breaks down as follows:

	09/30/06	12/31/05
Fully consolidated companies	425	489
Investments accounted for using the equity method	117	158

In the first three quarters of 2006, 38 fully consolidated companies and 2 investments accounted for using the equity method were deconsolidated due to the sale of the RWE Solutions Group, and 24 fully consolidated companies and 38 investments accounted for using the equity method were deconsolidated due to the sale of water operations.

Assets and liabilities held for sale

The assets and liabilities held for sale are reported in the Water Division and are presented in the following table:

€ million	09/30/06	12/31/05
Assets held for sale	142	878
Liabilities held for sale	167	533

In the period under review, the sale of water activities in Indonesia was initiated, and consequently these are classified as a disposal group. The major reduction in the assets and liabilities compared to December 31, 2005, results from the deconsolidation of the water activities in Chile..

Discontinued operations

The income from discontinued operations of €16 million after taxes results from supplementary payments in connection with the closing of the sale of RWE Umwelt to Remondis in fiscal 2005.

Revenue

Revenue from energy trading operations is stated net, reflecting only the margins.

Research and development costs

In the first three quarters of 2006, research and development costs totaled €45 million (first three quarters of 2005: €25 million).

Intangible assets

Intangible assets include €1,278 million (prior year: €1,444 million) in goodwill from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

Own shares

In the first three quarters of 2006, RWE Group companies bought 14,994 common shares on the capital market at an average cost of €69.81 per share. They account for €38,384.64 of the Corporation's share capital (0.03 ‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 629 common shares at an average price of €44.68 per share within the scope of capital formation and 14,365 common shares at an average price of €48.37 on the occasion of service anniversaries. Aggregate proceeds amounted to €722,938.77. Differences to the purchase price were recognized in the income statement.

Stock option plans

Contingent capital in the amount of €51,200,000 is available to offer subscription rights to common shares in the name of the bearer to members of the Executive Board as well as to other executives of RWE AG and subordinate affiliates.

Pursuant to the resolution passed by the Annual General Meeting on April 13, 2006, the Executive Board was authorized to purchase shares of any class in RWE totalling up to 10% of the Corporation's share capital until October 12, 2007.

Detailed information was provided on other group-wide share-based payment plans for executive staff at RWE AG and at subsidiaries and associates in the financial statements for the period ended December 31, 2005.

Of the original 5,262,300 stock options issued within the framework of the 2001A tranche of the AOP-F stock option plan, there were no longer any outstanding stock options as of September 30, 2006.

In the first quarter of 2006, another tranche was issued within the framework of the Long Term Incentive Plan for executive staff ("Beat").

Dividend distribution

RWE AG's April 13, 2006, Annual General Meeting decided to pay the proposed dividend of €1.75 per common and preferred share for fiscal 2005.

Other liabilities

Other liabilities include €772 million (prior year: €763 million) in non-current and €1,167 million (€1,333 million) in current purchase price obligations from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

Earnings per share

		Jan–Sep 2006	Jan–Sep 2005
Net income	€ million	2,092	1,697
Number of shares outstanding (weighted average)	thousands	562,405	562,405
Basic and diluted earnings per common and preferred share	€	**3.72**	**3.02**

When determining diluted earnings per share, stock options issued by RWE as part of the stock option programmes are taken into account if they are dilutive. The earnings per share are the same for both common and preferred shares.

Contingent liabilities

Contingent liabilities principally relate to commitments ensuing from guarantees and warranty agreements. Compared to December 31, 2005, they decreased by €32 million to €238 million. This decline is essentially attributable to commitments arising from guarantees.

Reconciliation to the operating result

Reconciliation of income from operating activities to the operating result € million	Jan–Sep 2006	Jan–Sep 2005
Income from operating activities	4,345	4,043
+ Income from investments	798	507
– Non-operating result	218	106
Operating result	**5,361**	**4,656**

The reconciliation addresses the following points:

- Income from investments includes all expenses and income that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the Group's operating activity.
- Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified to the non-operating result.

Reconciliation of EBITDA to the operating result € million	**Jan–Sep 2006**	Jan–Sep 2005
EBITDA	6,797	6,147
– Operating depreciation and amortization	-1,863	-1,869
EBIT	4,934	4,278
+ Income from operating investments	427	378
Operating result	**5,361**	**4,656**

Events after the balance sheet date

On October 16, 2006, we announced the sale of our UK water company Thames Water to Kemble Water Limited, a consortium led by Macquarie's European Infrastructure Funds. The transaction value (sale price plus net financial liabilities assumed) amounts to £8.0 billion. The deal is still subject to antitrust clearance.

In October 2006, the German Federal Network Agency (Bundesnetzagentur—BNetzA) approved the grid fees of the gas distributor RWE Westfalen-Weser-Ems Verteilnetz GmbH. About 26% of the fees for which approval was sought were not recognized.

At the end of October, we agreed to sell the real estate activities of Harpen to a consortium of bidders consisting of asset managers Whitehall Funds and Cerberus. This transaction requires the approval of the European competition authorities.

In October, we discovered that the installation of screw anchors in both blocks of the Biblis nuclear power plant was faulty. Necessary installation work is expected to result in an unplanned outage of the entire power plant lasting several months.

More detailed information is presented on pages 12 and 13 in the review of operations.

Supervisory Board

Dr. Thomas R. Fischer
Chairman

Frank Bsirske
Deputy Chairman

Dr. Paul Achleitner

Sven Bergelin
- since April 13, 2006 -

Werner Bischoff
- since April 13, 2006 -

Carl-Ludwig von Boehm-Bezing

Heinz Büchel
- since April 13, 2006 -

Wilfried Donisch
- until August 8, 2006 -

Dieter Faust

Simone Haupt

Heinz-Eberhard Holl

Berthold Huber
- until April 13, 2006 -

Dr. Dietmar Kuhnt
- until April 13, 2006 -

Dr. Gerhard Langemeyer

Dagmar Mühlenfeld

Erich Reichertz
- since April 13, 2006 -

Dr. Wolfgang Reiniger

Günter Reppien

Bernhard von Rothkirch
- until April 13, 2006 -

Dagmar Schmeer
- since August 9, 2006 -

Dr. Manfred Schneider

Prof. Dr. Ekkehard D. Schulz
- since April 13, 2006 -

Klaus-Dieter Südhofer
- until April 13, 2006 -

Uwe Tigges

Prof. Karel Van Miert

Jürgen Wefers
- until April 13, 2006 -

Executive Board

Harry Roels
Chairman

Berthold A. Bonekamp

Alwin Fitting

Dr. Klaus Sturany

Jan Zilius

Financial Calendar 2007*

02/23/2007 Annual report for fiscal 2006
- Press conference
- Analyst conference

04/18/2007 Annual General Meeting

04/19/2007 Ex-dividend date

05/15/2007 Interim report for the first quarter of 2007 with analyst conference call

08/09/2007 Interim report for the first half of 2007
- Press conference
- Analyst conference

11/14/2007 Interim report for the first three quarters of 2007 with analyst conference call

* All events will be broadcasted live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our website for at least three months.

This is a translation of the German interim report. In case of divergence from the German version, the German version shall prevail.

RWE

RWE Aktiengesellschaft
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Investor Relations
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